Exhibit 99.1

1701 Hollis Street
Suite 400, PO Box 2067
Halifax, Nova Scotia
B3J 2Z1
Tel: 902-468-0614     Fax: 902-468-0931

REPORT OF VOTING RESULTS PURSUANT TO SECTION 11.3 OF NATIONAL INSTRUMENT 51-102

February 22, 2011

Following the special meeting of shareholders of Gammon Gold Inc. held on February 18, 2011 (the “Meeting”), and in accordance with section 11.3 of National Instrument 51-102, we hereby advise you of the following voting results obtained at the Meeting:

Item Voted Upon	Voting Result
1. Approval of the Corporation’s Shareholder Rights Plan.	*The ordinary resolution for the approval of the Corporation’s Shareholder Rights Plan was approved by a majority of shareholders on a show of hands.

2. Approval of the amendment to the Corporation’s Stock Option Plan to change the maximum number of common shares reserved for issuance pursuant to the Plan from a fixed number to a number equal to 6% of the number of common shares outstanding from time to time.

*The ordinary resolution for the approval of the amendment to the Corporation’s Stock Option Plan to change the maximum number of common shares reserved for issuance pursuant to the Plan from a fixed number to a number equal to 6% of the number of common shares outstanding from time to time was approved by a majority of shareholders on a show of hands.

Trusting the whole is to your satisfaction, we remain,

Yours truly,

GAMMON GOLD INC.

/s/ Rene Marion
Per:	Rene Marion
President & Chief Executive Officer